UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

TRANSCRIPT OF INVESTORS MEETING
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

TRANSCRIPT OF INVESTORS MEETING

We hereby furnish the United States Securities and Exchange Commission with information concerning an investors meeting organized by Barclays with Infosys management held on March 12, 2014 in Bangalore, India. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On March 12, 2014, at an investors meeting organized by Barclays at the Infosys campus in Bangalore, Mr. N. R. Narayana Murthy – Executive Chairman of the Board, Infosys, Mr. S. D. Shibulal – CEO and Managing Director, Infosys, and Mr. Rajiv Bansal – CFO, Infosys, spoke with analysts. The transcript of this discussion is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: March 14, 2014	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Transcript of Investors Meeting